

Mail Stop 3561

September 13, 2016

Raziel Atuar
Chief Executive Officer
Duke Robotics, Inc.
913 Gulf Breeze Parkway, Suite 40
Gulf Breeze, FL 32561

    Re: **Duke Robotics, Inc.**
             Draft Offering Statement on Form 1-A
             Submitted August 17, 2016
             CIK No. 0001682110

Dear Mr. Atuar:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part I

Item 2. Issuer Eligibility

1. Please tell us how you determined that your principal place of business is in the United States or Canada for purposes of establishing your eligibility to conduct an offering under Regulation A. Refer to Securities Act Rule 251(b). For example, please see the guidance

set forth in Securities Act Rules Compliance and Disclosure Interpretation 182.03, available on our website at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Part II

Offering Circular

Cover Page

2. Please quantify in a footnote to the table on the cover page the total offering expenses to be borne by the company in connection with the offering. Refer to Instruction 6 to Item 1(e) of Part II to Form 1-A.

3. We note that you intend to conduct the offering on a continuous basis. We also note your disclosure on the cover page that the proposed sale will begin "as soon as practicable after this Preliminary Offering Circular has been qualified." To the extent you intend to conduct a continuous offering, please revise your disclosure to clarify that the offering will commence within two calendar days after the qualification date. Refer to Securities Act Rule 251(d)(3)(i)(F).

Use of Proceeds, page 10

4. Please disclose the approximate amount of net proceeds intended to be used for each principal purpose identified as required by Item 6 of Form 1-A. Since this is a best efforts offering, please also describe any anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold. Please refer to Instruction 3 to Item 6 of Part II of Form 1-A.

5. We note that your use of proceeds disclosure on page 3 indicates that you will use proceeds in part for the "repayment of loans to banks and to [y]our affiliated lenders," but we see no comparable disclosure here. We also note your disclosure on page 24 indicating that the Lender Loans shall be repaid in full within 7 days of the receipt by the company of funds in excess of $2.5 million. Please tell us why you have not included the repayment of these loans or any related disclosure that may be required by Instruction 6 to Item 6 of Part II of Form 1-A in the Use of Proceeds section.

6. We note from your disclosure on page 22 that upon the closing of this offering you will enter in employment agreements with your executive officers, with each officer receiving monthly compensation of approximately $8,000 and eligibility to receive bonuses. Please state whether or not proceeds from this offering will be used to compensate or otherwise make payments to officers or directors of the issuer or any of its subsidiaries as required by Instruction 2 to Item 6 of Part II of Form 1-A.

Business, page 12

7. We note your disclosure on page 17 under the captions "Approval of Israeli Defense Acquisition" and "Approval of U.S. and Other Defense Acquisitions." Please revise to clarify how the laws referenced under those sections impact the company or its stockholders.

Security Ownership of Management and Certain Security Holders, page 23

8. Please revise to clarify how the disclosure in footnote 3 to the beneficial ownership table relates to the disclosure in the table. It is not clear how Aphek Trading Kadosh and Razi LTD relates to the ownership of the shares by Messrs. Kadosh and Atuar.

Plan of Distribution, page 27

9. We note your disclosure that funds tendered by investors will be kept in an escrow account until the next closing after they are received by the escrow agent. We also note your disclosure that at each closing, funds held in escrow will be distributed to the company, and the associated offered shares will be issued to the investors. Please revise to clarify the time frame for such closings, and the considerations that the company will take in determining whether to hold a closing.

Part III

Index to Exhibits, page III-1

10. Please file the employment agreements referenced on page 22. Refer to paragraph 6 of Item 17 of Part III of Form 1-A. In addition, please file the loan agreements and consulting agreements described on page 24.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure